Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-150486

June 10, 2010

John Deere Capital Corporation

$500 Million 1.875% Senior Notes due June 17, 2013

Issuer:	John Deere Capital Corporation

Ratings:	A2 (Stable Outlook) by Moody’s Investors Service, Inc. A (Stable Outlook) by Standard & Poor’s, a division of The McGraw-Hill Companies

Size:	$500,000,000

Type of Offering:	Medium Term Notes

Trade Date:	June 10, 2010

Settlement Date:	June 15, 2010

Maturity Date:	June 17, 2013

Benchmark Treasury:	UST 1.375% Notes due May 15, 2013

Benchmark Treasury Yield and Price:	1.225% ; 100-13

Yield to Maturity:	1.905%

Spread to Benchmark Treasury:	68 basis points

Coupon (Interest Rate):	1.875% per year

Price to Public:	99.913% of principal amount, plus accrued interest, if any, from June 15, 2010

Time of First Sale to Public:	1:40 PM EDT (June 10, 2010)

Interest Payment Dates:	Interest will be paid semi-annually on the 17th of December and June of each year, commencing December 17, 2010 and ending on the Maturity Date

Day Count:	30/360

Denominations:	Minimum denominations of $1000 with increments of $1000 thereafter

Net Proceeds to Issuer:	99.763% ; $498,815,000

CUSIP:	24422EQX0

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and maybe subject to revision or withdrawal at anytime.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, or J.P. Morgan Securities Inc. at (212) 834-4533 (collect).

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